                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D*


                                   UNDER THE


                        SECURITIES EXCHANGE ACT OF 1934

                         SEDA SPECIALTY PACKAGING CORP.
                           (Name of Subject Company)

                        SEAWOLF ACQUISITION CORPORATION
                                      AND
                              CCL INDUSTRIES INC.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   81517R10
                     (CUSIP Number of Class of Securities)

                             Mr. Wayne M.E. McLeod
                     President and Chief Executive Officer
                              CCL Industries Inc.
                             105 Gordon Baker Road
                              Willowdale, Ontario
                                Canada, M2H 3P8
                                 (416) 756-8500
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:

         ALBERT GNAT, ESQ.                     BRIAN HOFFMANN, ESQ.
        AND GEOFREY MYERS                   McDERMOTT, WILL & EMERY
          LANG MICHENER                        50 ROCKEFELLER PLAZA
            BCE PLACE                              11TH FLOOR
    181 BAY STREET, SUITE 2500            NEW YORK, NEW YORK 10020-1605
 TORONTO, ONTARIO, CANADA M5J 2T7                 (212) 547-5400
         (416) 360-8600


                           CALCULATION OF FILING FEE

 TRANSACTION VALUATION                                   AMOUNT OF FILING FEE
     $152,681,346**                                            $30,537

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $30,537
                       ---------------------------------------------------------
Form or Registration No.: Schedule 14D-1 and Schedule 13D
                         -------------------------------------------------------
Filing Party: Seawolf Acquisition Corporation and CCL Industries Inc.
             -------------------------------------------------------------------
Date Filed: 6-23-97
           ---------------------------------------------------------------------
* NOTE: This Amendment No. 1 also constitutes Amendment No. 1 to Schedule 13D of CCL Industries Inc. and Seawolf Acquisition Corporation filed with respect to the shares of Common Stock, $0.001 par value per share, of Seda Specialty Packaging Corp., beneficially owned by CCL Industries Inc. and Seawolf Acquisition Corporation on June 23, 1997.

**NOTE: For the purpose of calculating the filing fee only. This amount assumes the purchase of 5,264,874 shares of Common Stock ("Shares") of Seda Specialty Packaging Corp. (the "Company") at $29.00 in cash per Share. Specifically, based on representations made by the Company, as of June 16, 1997, 5,264,874 Shares were outstanding.

                              AMENDMENT NO. 1 TO
                        SCHEDULE 14D-1 AND SCHEDULE 13D

     This Amendment No. 1 ("Amendment No. 1") to Schedule 14D-1 and Schedule 13D amends and supplements Schedule 14D-1 and Schedule 13D filed with the Securities and Exchange Commission on June 23, 1997 on behalf of Seawolf Acquisition Corporation and CCL Industries Inc.

     Item 11. MATERIAL TO BE FILED AS EXHIBITS.

              (a)(10) Notification to Seda Specialty Packaging Corp.
                      stockholders, dated June 27, 1997, regarding correction of Information Agent telephone number.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

June 27, 1997

                                           SEAWOLF ACQUISITION CORPORATION

                                           By: /s/ Meldon H. Snider
                                              ---------------------------------
                                               Meldon H. Snider, Vice President



                                           CCL INDUSTRIES INC.

                                           By: /s/ Meldon H. Snider
                                              ---------------------------------
                                               Meldon H. Snider, Vice President

                                 EXHIBIT INDEX


 EXHIBIT                 PAGE IN SEQUENTIAL
   NO.                    NUMBERING SYSTEM
---------                 ----------------

(a)(1)    Form of Offer to Purchase dated June 23, 1997.
(a)(2)    Form of Letter of Transmittal.
(a)(3)    Form of Notice of Guaranteed Delivery.
(a)(4) Form of Letter from The Beacon Group Capital Services, L.L.C. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)    Form of Tombstone Advertisement dated June 23, 1997.
(a)(8)    Joint Press Release issued on June 17, 1997.
(a)(9)    Press Release issued by the Parent on June 23, 1997.
(a)(10)* Notification to Seda Specialty Packaging Corp. stockholders regarding correction of Information Agent telephone number.
(b)(1) Letter Agreement, dated June 16, 1997, between the Bank (as defined in the Offer to Purchase) and the Parent (tender offer facility commitment letter).
(c)(1) Agreement and Plan of Merger and Reorganization, dated as of June 16, 1997, among the Parent, the Purchaser and the Company.
(c)(2) Letter Agreement, dated June 16, 1997, among Shapour Sedaghat, Parvindokht Sedaghat, the Sedaghat Remainder Uni Trust, Shahrokh Sedaghat, the Purchaser and the Parent (the Tender Agreement).
(c)(3) Memorandum of Agreement, dated as of June 16, 1997, among Shahrokh Sedaghat, Parent and Company (the The Sedaghat Employment Agreement).
(c)(4) Option Agreement, dated as of June 16, 1997, between Shahrokh Sedaghat and the Parent.
(c)(5) Incentive Option Agreement, dated as of June 16, 1997, between Shahrokh Sedaghat and the Parent.
(c)(6) Qualification and Listing of Shares Agreement, dated June 16, 1997, between the Parent and Shahrokh Sedaghat.
(d)       None.
(e)       Not applicable.
(f)       None.
(g)(1) Financial Statements of the Parent for years ended December 31, 1996 and 1995.
(g)(2)    Financial Statements of the Parent for three months ended March 31,
          1997.
--------------
* Filed herewith